                                                 Filed by TANTAU Software, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                         Subject Company: TANTAU Software, Inc.
                         Exchange Act File Number of 724 Solutions Inc. 1-15641

[MATERIALS POSTED ON TANTAU SOFTWARE, INC. WEBSITE: NOVEMBER 29, 2000]


TANTAU TO BE ACQUIRED BY 724 SOLUTION

The following are links to related documents and the 724 Solution web site:

     Press Release

     Frequently Asked Questions

     Transaction Fact Sheet

     Executive Bios - TANTAU

     Executive Bios - 724

THESE MATERIALS DO NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED HEREIN, WHEN IT IS FILED BY 724 SOLUTIONS AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED BY 724 SOLUTIONS AND TANTAU SOFTWARE WHEN THEY BECOME AVAILABLE WITH THE SECURITIES EXCHANGE COMMISSION AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV. THE REGISTRATION STATEMENT AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE FROM 724 SOLUTIONS BY DIRECTING YOUR REQUEST TO: MONICA ZAIED AT MZAIED@724.COM

                    724 SOLUTIONS TO ACQUIRE TANTAU SOFTWARE
                           FREQUENTLY ASKED QUESTIONS

WHAT ARE THE FINANCIAL TERMS OF THE TRANSACTION?
Under the terms of the definitive agreement, 724 Solutions will issue in the aggregate 19 million shares and options to TANTAU shareholders in exchange for their shares.

WHAT WILL BE THE OWNERSHIP STRUCTURE OF THE COMBINED COMPANY?
Upon completion of the transaction, 724 Solutions shareholders will own approximately 68 percent of the combined Company and TANTAU shareholders will own approximately 32 percent on a fully diluted basis.

HOW WILL THE ACQUISITION BE ACCOUNTED FOR?
The acquisition will be accounted for as a purchase.

WHO WILL LEAD THE COMBINED COMPANY?
Greg Wolfond, founder, current chairman and chief executive officer of 724 Solutions, will continue to serve as chairman of the Company. TANTAU co-founder, president and chief executive officer John Sims will serve as chief executive officer of 724 Solutions. Karen Basian, chief financial officer of 724 Solutions, will continue in her current position.

WILL THE COMPOSITION OF THE 724 BOARD OF DIRECTORS CHANGE?
Yes. As part of the transaction, 724 will be adding four seats to its board of directors. The new directors will be John Sims and three other nominees of TANTAU.

WHERE WILL THE COMPANY BE HEADQUARTERED?
724 Solutions will maintain executive offices in Toronto, Canada and Austin, Texas.

WHAT WILL THE COMBINED COMPANY BE CALLED?
724 Solutions, Inc.

WHEN DO YOU EXPECT TO CLOSE THE TRANSACTION?
We expect to close the transaction before the end of the first quarter 2001.

IS THERE A BREAK-UP FEE?
No.

IS THERE A COLLAR?
No.

IS 7-24 REQUIRED TO FILE A PROXY STATEMENT?
No.

WHAT IS THE REGULATORY APPROVAL PROCESS?

The transaction is subject to customary closing conditions including the approval of TANTAU's shareholders at a special meeting, compliance with the Hart-Scott Rodino Antitrust Improvements Act, and the registration of the new shares to be issued by 724 Solutions at the closing.

HOW LONG DO YOU EXPECT THE REGULATORY APPROVAL PROCESS TO TAKE?
We expect to close the transaction in the first quarter of 2001.

HOW LONG WILL THE INTEGRATION TAKE?
We cannot begin the integration until the transaction has closed; however, we expect that we will proceed very rapidly once we receive approval for the transaction.

WHAT IS THE CURRENT NUMBER OF EMPLOYEES FOR BOTH COMPANIES?
724 Solutions has approximately 490 employees and TANTAU has approximately 175.

WILL THIS IMPACT 7-24'S TSE LISTING STATUS?
No.  724 will continue to be listed on the TSE and NASDAQ exchanges.

[724 Solutions Logo]                                               [TANTAU Logo]


                    724 SOLUTIONS TO ACQUIRE TANTAU SOFTWARE

-------------------------------------------------------------------------------

TRANSACTION SUMMARY:
Terms:                                724 Solutions to issue 19 million1 shares and options
Total Value:                          $375 million2
Ownership:                            68% 724 Solutions / 32% TANTAU Software3
Accounting:                           Purchase
Closing:                              First Quarter Calendar 2001
Combined Company Name:                724 Solutions, Inc.

STRATEGIC RATIONALE:
/ / The combined company will be a premier worldwide provider of highly scalable infrastructure and application software enabling secure mobile transactions through Internet-enabled wireless and consumer electronics devices.

/ / The transaction accelerates 724 Solutions' global business plan, providing immediate global size and scale with 665 employees and strong operations across North America, Europe and Asia.

/ / The combined company's customer base establishes it as the leading provider of mobile transaction infrastructure software to global banks and brokerages and provides significant cross-selling opportunities.

/ / The combined customer base includes: BBVA Bancomer, Bank of America, Bank of Montreal, Chase Manhattan Bank, Citigroup, claritybank.com, Commerzbank, Credit Suisse, Harris Bank, New Zealand Stock Exchange, SE Banken, MeritaNordbanken, Rabobank International, Wachovia and Wells Fargo.

/ / The management team of Chairman Greg Wolfond, CEO John Sims, and CFO Karen Basian brings together tremendous track records for driving growth, significant experience in the software and telecommunications businesses, and a team dedicated to delivering value to shareholders.

/ / 724 Solutions and TANTAU indicated that they are seeking to substantially improve their combined operating performance and add additional customers worldwide. Combined, the companies will have cash and equivalents in excess of $200 million, providing a strong platform for further growth.

MANAGEMENT/BOARD STRUCTURE:
/ / Chairman: Greg Wolfond (current 724 Solutions founder, chairman and CEO) / / Chief Executive Officer: John Sims (current TANTAU co-founder, president and CEO)
/ / Chief Financial Officer: Karen Basian (current 724 Solutions chief financial officer)
/ / 724 Solutions' Board of Directors will expand to include John Sims and three others to be appointed by TANTAU.

--------
1 Includes shares issuable upon the exercise of TANTAU options that will be assumed by 724 Solutions.
2 An approximate value based on 724 Solutions' closing stock price on
  November 28, 2000.
3 On a fully diluted basis.

                              TANTAU SOFTWARE
                           EXECUTIVE BIOGRAPHIES

                      JOHN SIMS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      TANTAU SOFTWARE

                      John Sims is the co-founder, president and CEO of TANTAU Software, Inc. Before founding TANTAU, Sims was the Chief Operating Officer of SCC Communications Corp, a service provider to the telecommunications industry. During his tenure at SCC, he was instrumental in managing the dramatic growth of the company, resulting in a successful initial public offering in mid-1998.

                      Before joining SCC in 1995, Sims spent ten years with Tandem Computers, Inc. where he held various senior executive level positions including vice president and general manager of Tandem's worldwide telecommunications business. During that time, Tandem grew from $300 million in revenues to almost $2.5 billion. He served on the board of directors of various Tandem subsidiaries and joint venture companies including software company joint ventures in Singapore and China. Additionally, John participated in the integration of various companies acquired by Tandem, including Ungermann-Bass, ACI (a world leading financial services software provider) and Atalla Corporation.

                      Sims also spent nine years with Burroughs Corporation in various financial and general management positions, both in his native Scotland as well as in the United States.

                      Sims holds a degree in Accounting from the University of Glasgow, Scotland.

                      HARALD SAMMER
                      EXECUTIVE VICE PRESIDENT AND CHIEF TECHNOLOGY OFFICER TANTAU SOFTWARE

                      Harald Sammer is the co-founder, executive vice president and chief technology officer of TANTAU and has nearly 30 years of experience in developing technology. For more than 20 years, Sammer served in several leadership roles at Tandem Computers, Inc. His team designed and implemented the entire 32-bit operating system that is still the basis of today's NSK systems. In addition, he developed the first "super cluster" containing 36 loosely coupled processors to successfully replace two large classic mainframes to operate high-volume, online banking applications. Sammer also proposed the concept of linear scalability and set the target to reach 1,000 transactions per second by principles of distributed processing.

                      For several years, Sammer served as the director of Tandem's High Performance Research Center (HPRC) overseeing development of the technology now at the core of TANTAU's products. The HPRC focused on scalable DBMS research and prototypes; scalable transaction monitor research and prototypes; high performance remote data replication; and high performance communications subsystems.

                      During his tenure, HPRC was chartered to design and build a new open, hardware independent, scalable and fault-tolerant platform. This technology is now the basis of TANTAU's platform. Sammer and his group investigated how high-end applications could be built more productively and how these applications could end the requirement of having NonStop Kernel systems as the sole platform. The project, code-named "MSF" (message switching facilities), evolved into a long-term plan and provided the basis for the technology that led to the formation of Tandem's Tektonic Business Unit where Sammer served as VP and general manager. When Compaq acquired Tandem, Sammer continued to expand the Tektonic Business Unit, the HPRC continued to improve important products, provided leadership in very large solutions and developed technology for future leading applications.

                      Sammer is a graduate from the "HTL" (Hohere Technische Bundeslehr und Versuchsanstalt) in Modling near Vienna, Austria, where he received an Engineering Degree in Communications Technology.

                      PETER KLANTE
                      VICE PRESIDENT OF MARKETING
                      TANTAU SOFTWARE

                      Peter Klante is vice president of marketing for TANTAU and is responsible for all worldwide marketing initiatives. Klante brings over 15 years of global marketing expertise, most recently from Vignette where he was vice president of marketing and played a key role in helping to create the fastest growing enterprise software company in history. Klante also has held a number of executive positions with Lotus Development, Cognos and Fulcrum Technologies. He holds a Business Mathematics degree in Computer Science and Business Administration from the University of Waterloo in Canada.

                                      724 SOLUTIONS
                                  EXECUTIVE BIOGRAPHIES

                       GREG WOLFOND
                       CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                       724 SOLUTIONS

                       Greg Wolfond co-founded 724 Solutions Inc. in 1997 with Chris Erickson, and has been its chairman and chief executive officer since 724 Solutions' inception. Greg is also the owner of Blue Sky Capital Corporation and a principal of Bayshore Capital Corporation.

                       Greg's vision of financial institutions offering personalized and secure mobile banking, investment, and commerce services across a wide range of Internet-enabled wireless and consumer electronic devices has turned 724 Solutions into one of the world's leading Internet infrastructure software companies.

                       Under his tutelage, Greg has guided the company through one of Canada's most successful IPO listings ever, grown the 724 Solutions from two to over 440 employees, and established offices in London, Paris, San Francisco, Santa Clara, Sydney, and Tokyo. 724 Solutions' common shares are listed on the NASDAQ National Market (SVNX) and The Toronto Stock Exchange
                       (SVN).

                       Today, 724 Solutions' customers comprise world-class financial institutions at the leading edge of wireless financial services -- Bank of Montreal and its subsidiary Harris Bank, CitiGroup, Bank of America, Wells Fargo, BBVA Bancomer, Wachovia, Key Corp and ClarityBank.com -- whose combined customer bases total 165 million.

                       Prior to 724 Solutions, Greg founded Footprint Software Inc., a highly successful financial services software company specializing in object-oriented financial technologies. Footprint's clients include some of the largest financial institutions in the world. Footprint has won many awards for being a fast growing and best-managed company - over a five-year period sales grew from US$4 million to US$100 million. Among Greg's many accomplishments at Footprint is the Footprint Headstart program, which trained over 2000 students on Java.

                       In May of 1995, Greg sold Footprint to IBM. He continued with IBM for two years managing Footprint and focusing on IBM's network computing technology for the financial services and securities industries. Greg left IBM in the summer of 1997 to create 724 Solutions and focus on technology convergence.

                       Greg was a winner of the prestigious FINANCIAL POST "Top 40 under 40 Award" in 1995.

                       CHRISTOPHER ERICKSON
                       PRESIDENT AND CO-FOUNDER
                       724 SOLUTIONS
                       Chris joined 724 Solutions in September 1997 as President. He is a graduate of the computer engineering program at the University of Waterloo and the University of Toronto Law School.

                       While at the University of Waterloo, Chris worked as a software engineer for a number of companies, including Nortel, Bell-Northern Research, Optical Recording Corporation and Bell Canada. In 1989, he formed IntelliSys Engineering, which became Cygnus Computer Associates Ltd., a software-engineering firm that specialized in designing and developing client-server applications for customers such as Bell Canada, EDS Corporation, Nortel and Hewlett-Packard. In 1994, Chris joined the Toronto office of one of Canada's largest law firms, Fasken Campbell Godfrey, as a corporate/commercial technology lawyer, while continuing on as President of Cygnus. In July 1997, Chris sold his interest in Cygnus, and left Fasken's to start 724 Solutions with Greg Wolfond.

                       Chris has held a number of senior positions with industry associations. He is a director of the Washington D.C. based Computer Law Association, a former Chairman of the Electronic Commerce Subcommittee of the Investment Funds Institute of Canada, and a former director of the Foundation for Responsible Computing. Chris has also served as director and General Counsel to the Interactive Multimedia Arts and Technologies
                       Association.

                       KAREN BASIAN
                       CHIEF FINANCIAL OFFICER
                       724 SOLUTIONS
                       Karen joined 724 Solutions in February of 1999 as Chief Financial Officer. Prior to joining 724 Solutions, Karen was CFO and VP Finance at Hostess Frito-Lay, helping to bring the division to new level of profitability and market share. Karen initially joined PepsiCo in 1994 as Finance Director for Hostess Frito-Lay, and in 1995 became Director of Strategic Planning for Frito-Lay North America. Karen has also held positions with Deloitte and Touche, where she specialized in International Tax, and Bain and Company as a consultant.

                       Based in Bain's London, UK office, Karen was involved in financial services, mergers and acquisitions and supply chain management with projects throughout Europe and Scandinavia. In 1991, Karen joined Bain's Canadian team as a manager to assist in the development of the first Canadian office in Toronto. In North America, Karen played a key role in Bain's reengineering and customer retention practices as they applied to Telecommunications, Financial Services and Aviation.

                       Karen has an Honor B.A., Business Administration from the University of Western Ontario, an MBA from IMEDE, Lausanne, Switzerland and is a Chartered Accountant. Karen is also a member of the board of directors of the Alumni Association for the University of Western Ontario.

[MATERIALS POSTED ON TANTAU SOFTWARE, INC. INTERNAL WEBSITE: NOVEMBER 29, 2000]

                    724 SOLUTIONS TO ACQUIRE TANTAU SOFTWARE
                 FREQUENTLY ASKED QUESTIONS FOR TANTAU EMPLOYEES

WHAT ARE THE FINANCIAL TERMS OF THE TRANSACTION?
Under the terms of the definitive agreement, 724 Solutions will issue in the aggregate 19 million shares and options to TANTAU shareholders in exchange for their shares.

WHAT WILL BE THE OWNERSHIP STRUCTURE OF THE COMBINED COMPANY?
Upon completion of the transaction, 724 Solutions shareholders will own approximately 68 percent of the combined Company and TANTAU shareholders will own approximately 32 percent on a fully diluted basis.

HOW WILL THE ACQUISITION BE ACCOUNTED FOR?
The acquisition will be accounted for as a purchase.

WHO WILL LEAD THE COMBINED COMPANY?
Greg Wolfond, founder, current chairman and chief executive officer of 724 Solutions, will continue to serve as chairman of the Company. TANTAU co-founder, president and chief executive officer John Sims will serve as chief executive officer of 724 Solutions. Karen Basian, chief financial officer of 724 Solutions, will continue in her current position.

WILL THE COMPOSITION OF THE 724 BOARD OF DIRECTORS CHANGE?
Yes. As part of the transaction, 724 will be adding four seats to its board of directors. The new directors will be John Sims and three other nominees of TANTAU.

WHERE WILL THE COMPANY BE HEADQUARTERED?
724 Solutions will maintain executive offices in Toronto, Canada and Austin, Texas.

WHAT WILL THE COMBINED COMPANY BE CALLED?
724 Solutions, Inc.

WHEN DO YOU EXPECT TO CLOSE THE TRANSACTION?
We expect to close the transaction before the end of the first quarter 2001.

IS THERE A BREAK-UP FEE?
No.

IS THERE A COLLAR?
No.

IS 7-24 REQUIRED TO FILE A PROXY STATEMENT?
No.

WHAT IS THE REGULATORY APPROVAL PROCESS?

The transaction is subject to customary closing conditions including the approval of TANTAU's shareholders at a special meeting, compliance with the Hart-Scott Rodino Antitrust Improvements Act, and the registration of the new shares to be issued by 724 Solutions at the closing.

HOW LONG DO YOU EXPECT THE REGULATORY APPROVAL PROCESS TO TAKE?
We expect to close the transaction in the first quarter of 2001.

HOW LONG WILL THE INTEGRATION TAKE?
We cannot begin the integration until the transaction has closed; however, we expect that we will proceed very rapidly once we receive approval for the transaction.

WHAT IS THE CURRENT NUMBER OF EMPLOYEES FOR BOTH COMPANIES?
724 Solutions has approximately 490 employees and TANTAU has approximately 175.

WILL THIS IMPACT 7-24'S TSE LISTING STATUS?
No.  724 will continue to be listed on the TSE and NASDAQ exchanges.

WHY DID WE DECIDE TO DO THIS TRANSACTION?
The combined skills, technology and customer bases uniquely position the combined company to monetize the mobile Internet. The key drivers of the transaction were:

/ / CREATING A CLEAR LEADER IN MOBILE FINANCIAL SERVICES. Jointly we serve financial institutions with more than 272 million customers worldwide. We expect financial institutions will be the leaders in enabling mobile commerce, and that we gain a competitive advantage through working with them. We expect to benefit from tremendous cross-selling opportunities as we continue to build aggressively on our position in this sector and expand into other industry verticals.

/ / ESTABLISHING A TRULY GLOBAL PRESENCE. TANTAU, with its strong presence in Europe, significantly complements 724's strong customer base in North America. The combined companies have presences in North America, Europe and Asia.

/ / UNPARALLELED STRATEGIC PARTNERSHIPS. The companies have complementary strategic partners in the areas of channels and distribution, security and technology.

/ / EXPANDING OUR ADDRESSABLE MARKET. Building on our lead in financial services and m-commerce, we will be able to more quickly expand into other markets including the delivery of a platform for secure mobile transactions and other vertical solutions.

/ / BRINGING THE INDUSTRY'S TOP TALENT UNDER ONE ROOF. The combined technology skills of our companies create a team with experience in both high performance computing platforms and mobile application solutions.

/ / BUILDING A LEADERSHIP TEAM FOR THE FUTURE. This transaction is a unique opportunity for Greg Wolfond to continue to work full time, but devote more of his time to designing the strategic direction of 724 Solutions going forward, while bringing in an operator in John Sims who has a tremendous track record for driving growth and delivering value to shareholders. Greg and John have been operating in the same space for several years and share a vision of the rapidly evolving wireless transaction marketplace. With
     Greg and John working closely together, we believe the combined company is poised for significant growth.

/ / ACCELERATING 724'S PATH TO PROFITABILITY. Together, we expect to play a significant role in the growth of mobile transactions, which analysts expect to grow to approximately $21 billion of transactions over the next four years from an estimated $29 million in 2000.

HOW LONG WILL THE INTEGRATION TAKE?
We cannot begin the integration until the transaction has closed, however, we expect that we will proceed very rapidly once we receive approval for the transaction.

IS THERE AN INTEGRATION TEAM IN PLACE?  IF SO, WHO ARE ITS MEMBERS?
We have put together an integration team and a detailed execution plan for our businesses and technologies. The integration team includes John Reece, our CFO, David Pasieka from 724 and several others who will focus on sales, product and infrastructure.

WILL THERE BE ANY LOSS OF JOBS AS A RESULT OF THE AGREEMENT?
The companies have very complementary skills - there is almost no overlap and we do not expect any job losses.

ARE THERE OVERLAPPING SALES FORCES?
No, in fact, given the different product and geographic focus the two teams complement one another very well.

WHAT WILL HAPPEN TO TANTAU'S HEADQUARTERS?
We will maintain our presence in Austin, with John Sims splitting his time between Austin and Toronto.

HOW ACTIVE A MEMBER OF THE MANAGEMENT TEAM WILL GREG WOLFOND BE?
Greg will continue to be a full time strategist for the company and have a very active role in the senior management team.

WILL JOHN HAVE AN OFFICE IN TORONTO?
Yes.

WHEN WILL JOHN OFFICIALLY BECOME THE CEO?
John will officially become CEO upon closing of the transaction.

WHAT IS JOHN'S INDIVIDUAL STAKE IN 7-24?
Approximately 1.4% on a pro forma fully diluted basis.

ARE THERE OTHER 7-24 AND TANTAU EXECUTIVES WHO WILL NOT HAVE A PLACE IN THE COMBINED COMPANY?
No.

HOW MANY EMPLOYEES DOES 724 HAVE?
724 Solutions has 491 employees.

WILL EMPLOYEES BE EXPECTED TO MOVE?
No, we do not anticipate such a need. Nonetheless, many employees will have additional opportunities - both in their own office and others.

WILL I HAVE A NEW PERSON TO REPORT TO?
There will be no immediate changes, but as we integrate the companies after the close of the transaction we do expect that certain reporting structures will change.

WILL ANYONE BE FACING SALARY CUTS?
No, we do not expect so.

WHAT HAPPENS TO TANTAU EMPLOYEE STOCK OPTIONS?
724 is assuming the TANTAU option agreement and the associated terms and conditions.

WOULDN'T TANTAU STOCK HAVE BEEN MORE VALUABLE IF TANTAU DID AN IPO?
It is impossible to predict what that value would have been, but what we do expect is that together we will be the premier provider of highly scalable infrastructure and application software enabling online transactions through a wide range of Internet-enabled wireless and consumer electronics devices - which is a tremendous opportunity. This realizes value for TANTAU investors at least 9 months earlier than if we had taken the IPO path.

WILL THE FACT THAT 7-24 IS A CANADIAN-BASED COMPANY AFFECT THE COMPENSATION OR TAXES OF TANTAU EMPLOYEES?
No, we do not believe so.

WHAT'S DIFFERENT FROM BEING A PUBLIC COMPANY VERSUS A PRIVATE COMPANY?
We do not expect a change from an operating perspective. However, by virtue of the fact that 724 shares are traded publicly, there are additional disclosure obligations and restrictions on trading.

WILL THE EMPLOYEE BENEFIT PACKAGE CHANGE?
Part of the integration team's efforts will focus on selecting the best of breed practices in our two companies' employee compensation and benefits packages. We will of course keep all employees abreast of any developments as the integration team proceeds.

WILL MY 401K-PLAN CHANGE?
No.

WHO DO WE CONTACT ABOUT HR-RELATED ISSUES?
You should contact Cindy Kopec in Austin.

WHAT DO I SAY IF THE PRESS CALLS ME TO ASK ABOUT THE ACQUISITION?
Tell the press that it is company policy to handle all media inquiries through Brooke Bulow in Austin.

WHAT ABOUT CALLS FROM INVESTORS?
All investor inquiries should be directed to Peter Klante.

                   [724 SOLUTIONS/TANTAU: SLIDESHOW PRESENTATION
                              DATED NOVEMBER 29, 2000]

                        "MONETIZING THE MOBILE INTERNET"


[724 Solutions Logo]                                              [TANTAU Logo]




                    The Leader in Secure Mobile Transactions

SAFE HARBOR STATEMENT

This presentation does not constitute an offer or sale of securities. Investors and security holders are advised to read the registration statement regarding the business combination transaction referenced herein, when it is filed by 724 Solutions and becomes available, because it will contain important information. Investors and security holders will be able to obtain a free copy of the registration statement and other documents filed by 724 Solutions and TANTAU Software when they become available with the Securities Exchange Commission at the Commission's website at www.sec.gov. The registration statement and such other documents may also be obtained without charge from 724 Solutions by directing your request to: Monica Zaied at mzaied@724.com.

This presentation contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements include the statements herein about the business and affairs of 724 Solutions and TANTAU Software after the completion of the merger, including the companies' combined competitive position, product offerings and customer base; the companies improved revenues, operating performance and margins; the companies' planned integration of their product offerings; the growth in the number of subscribers for wireless services; the growth in mobile transactions; and demand by financial institutions and consumers for mobile commerce, banking and brokerage services. These statements are based upon current expectations that are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: any inability to satisfy the conditions for the closing of the merger; any inability to obtain the required governmental approvals for the merger and the registration of the shares; the risk that 724 Solutions' and TANTAU Software's businesses will not be integrated efficiently and successfully, or in the matter described herein; costs related to the merger; any delay, inability or difficulties encountered in increasing 724 Solutions' and TANTAU's combined revenues from their existing and new contracts; competitive products and pricing, any inability of 724 Solutions and TANTAU to offer enhanced product offerings, or to offer these to customers in new industries; any inability that 724 Solutions and TANTAU may have to manage and grow their expanding international operations, and other factors. These and other risks are set forth in more detail in 724 Solutions' SEC filings, and filings with Canadian Securities Administrators, including but not limited to its material change reports, Annual Information Form, Form 20-F, Management Information Circular, or documents furnished under cover on Form 6-K and, when filed, 724 Solutions' registration statement on Form F-4. 724 Solutions does not undertake any obligation to update this forward-looking information, except as required under applicable law.

[724 Solutions Logo]                                               [TANTAU Logo]

GREG WOLFOND                                                          JOHN SIMS
CEO, 724 Solutions                                                  CEO, TANTAU


[724 Solutions Logo]                                               [TANTAU Logo]


                                  KAREN BASIAN
                               CFO, 724 Solutions


                              [724 Solutions Logo]

[724 Solutions Logo]                                               [TANTAU Logo]

ACQUISITION SUMMARY

Financial Structure                 Purchase Transaction

Consideration                       19 Million Shares (Including Assumed Options)

Ownership                           724 Solutions - 68%/TANTAU - 32%

Senior Management                   Greg Wolfond              Chairman
                                    John Sims                 CEO
                                    Karen Basian              CFO

New Directors                       Four TANTAU Directors

Key Conditions                      HSR Clearance, Registration of 724 Shares

Target Closing                      First Quarter Calendar 2001



[724 Solutions Logo]                                               [TANTAU Logo]

THE 724 SOLUTION

                                    [Diagram]

[The diagram illustrates that different types of Internet-enabled consumer devices (a PalmPilot connected organizer, a cellular phone, a television, a video game console, a pager and a PC) connect to wireless, cable and wireline networks. These networks connect through the Internet to 724's platform. The diagram indicates that 724's platform provides connects to informational content, financial institutions and merchants. Security is provided between each of these points in the system.]

[724 Solutions Logo]                                               [TANTAU Logo]

TANTAU

Leading Provider of Software That Enables Enterprises to
Conduct High-Volume, Secure Mobile Transactions

-  Core Team From High Performance Research Center at Tandem

-  Proven Technology - Highly Scalable Robust Infrastructure

-  Blue Chip Investors

-  Established Customer Relationships - Large European Base

-  Leading Channel Relationships

                      Strongly Positions 724 Solutions for
                             Rapid Market Expansion

[724 Solutions Logo]                                               [TANTAU Logo]

STRATEGIC RATIONALE


-    Creates Leading Player in Mobile Financial Services

     -   Combined Customer Base Serves More Than 270MM Consumers

-    Expands Addressable Market

-    Accelerates Technology Roadmap

-    Unparalleled Strategic Relationships

-    Completes Global Reach

-    Accelerates Profitability


                             Uniquely Positioned to
                          Monetize the Mobile Internet

[724 Solutions Logo]                                               [TANTAU Logo]

                         MONETIZING THE MOBILE INTERNET

                                    [Diagram]

[The diagram illustrates that the combined company will offer services enabling secure, scalable transactions using different types of Internet-enabled consumer devices. Through the combined companies' services, consumers will be able to use these devices to conduct transactions with portals, content providers, financial institutions, merchants and enterprises.

The diagram comprises an oval with images of different types of consumer devices placed on the left side of the oval. The words and phrases "portals", "content providers", "financial institutions", "merchants" and "enterprises" are set forth at other locations along the outside of the oval. In a circle in the middle of the oval are the logos of 724 Solutions and TANTAU, and the phrase "Enabling Secure, Scalable Transactions." Arrows point from the inside of the circle to the items on the outside of the oval.]


[724 Solutions Logo]                                               [TANTAU Logo]

                       MOBILE TRANSACTIONS - THE NEXT WAVE


                                    [Graphs]

[The graph on the left is entitled "Worldwide - Wireless Internet Subscribers". The graph indicates that wireless Internet subscribers worldwide will grow from
3.8 million in 1999 to 742 million in 2004. The graph states that this is a compounded annual growth rate (CAGR) of 187%. The source of these statistics is Cahners In-Stat Group.]

[The graph on the right is entitled "US - Mobile Transaction Value". The graph indicates that the aggregate value of transactions undertaken in the United States using mobile technology will grow from $29.0 million in 2000 to $20.81 billion in 2004. The graph states that this is a compounded annual growth rate
(CAGR) of 419%. The source of the graph is IDC (2000).]


[724 Solutions Logo]                                               [TANTAU Logo]

                         EVOLUTION OF THE MOBILE MARKET

-    Transactions Are the Next Wave

     -   Already Happening in Europe

-    Security and Scalability Are Critical

-    Financial Institutions Lead the Way


                                    [Diagram]


[The diagram indicates that the mobile market will evolve from content delivery, to messaging, to secure transactions, to monetizing the mobile Internet". An arrow runs from the bottom left hand corner of the diagram to the top right hand corner of the diagram. The arrow curves upward as it moves from left to right, and the size of the arrow itself grows in size. The words "content delivery" appear on the tail of the arrow. As the arrow grows, the words "messaging" and "secure transactions" appear. Ultimately, the arrow points to the phrase "Monetizing the Mobile Internet" in the top right corner of the diagram.]


[724 Solutions Logo]                                               [TANTAU Logo]

TO WIN IN THE MARKET YOU NEED:

-    Rich Applications

-    Highly Scalable Platform

-    Financial Institutions

-    Best-in-Class Strategic Relationships

-    Global Presence

[The above text (excluding the caption) appears within a large arrow which points to the right towards the logos of 724 Solutions and TANTAU, which are located on the right side of the page.]


[724 Solutions Logo]                                               [TANTAU Logo]

LEADER IN ENABLING SECURE MOBILE TRANSACTIONS ACROSS VERTICALS

                                    [Diagram]


[The diagram reflects that the combined company is a leader in enabling secure mobile transactions across industry verticals.]

[The diagram consists of three levels. The bottom portion of the diagram is a rectangular block lying horizontally, and indicates that TANTAU provides adapters, a wireless server and gateways. The middle level of the diagram is a rectangular block lying horizontally, and indicates that 724 Solutions provides application services including alerts, aggregation, payment, PKI portal, device support and content. On top layer are three smaller blocks representing electronic banking, electronic brokerage and m-commerce services, and an arrow pointing to the right indicating that new industry verticals can be added.]

[724 Solutions Logo]                                               [TANTAU Logo]


WORLD CLASS CUSTOMERS

724 Solutions:                                       TANTAU:

Citigroup                                            Chase
Wells Fargo                                          Rabobank International
Bank of America                                      Credit Suisse Group
Wachovia                                             NZSE
Hanvit Bank                                          Barclays
Bank of Montreal                                     Commerzbank
KeyCorp                                              SEB
Bancomer                                             Merita
Harris Bank
Claritybank.com


[724 Solutions Logo]                                               [TANTAU Logo]

WORLD CLASS STRATEGIC RELATIONSHIPS


                  Technology/Channel Partners

     CheckFree Corporation                           Nokia
     Openwave                                        Compaq
     Sun                                             HP
     Exodus                                          Siemens
     Mastercard                                      Interwoven
     Corillian                                       Visa
     Ericsson                                        BEA
                                                     Siebel

Security                                             Device Manufacturers

     Sonera                                          Motorola
     Entrust Technologies                            Palm
     Certicom                                        Ericsson
     Diversinet                                      RIM
     Baltimore                                       Handspring
     VeriSign                                        Nokia
                                                     Qualcomm
                                                     NeoPoint

[724 Solutions Logo]                                               [TANTAU Logo]

CREATES A GLOBAL PRESENCE


                                   [World Map]


[The offices of 724 Solutions and TANTAU are represented on a map of the world by red and green dots, respectively. According to these dots, 724 Solutions has three offices in the Americas, two in Europe, three in East Asia and one in each of South Africa and Australia. Tantau has five offices in the Americas, four offices in Europe and an office in each of East Asia and Australia.

Three pie graphs (which are superimposed over the map) indicate that the combined company will have 538 employees in the Americas, most of which will come from 724 Solutions; 92 employees in Europe, most of which will come from TANTAU; and 22 employees in Asia, most of which will come from 724 Solutions. A larger pie graph at the bottom of the map reflects that the combined company will have a total of 652 employees, approximately 75% of which will come from 724 Solutions.]

[724 Solutions Logo]                                               [TANTAU Logo]

EXPERIENCED MANAGEMENT TEAM


Officer                             Role                               Experience

Greg Wolfond                        Chairman                           Footprint/IBM
John Sims                           CEO                                Tandem
Karen Basian                        CFO                                FritoLay
Harald Sammer                       CTO                                Tandem
Chris Erickson                      Corp Dev                           CYGNUS Computer
Alistair Rennie                     GM, Applications                   IBM
Peter Klante                        GM, Infrastructure                 Vignette


[724 Solutions Logo]                                               [TANTAU Logo]

CUSTOMER TESTIMONIAL:

[CHASE LOGO]

"Having already chosen TANTAU as our enterprise wireless transaction infrastructure, we're pleased that now there will be best of class applications tightly integrated into that infrastructure delivering rapid time-to-market and robust capabilities across a range of financial application areas." -Ameet Patel, Chief Technology Officer, Chase.com


[724 Solutions Logo]                                               [TANTAU Logo]

CUSTOMER TESTIMONIAL:


[BANK OF AMERICA LOGO]

"The acquisition of TANTAU creates a powerful combination of people and technology that is important to Bank of America. We are convinced that providing highly scaleable mobile applications will be an important element of growth in financial services and e-commerce. The new 724 Solutions is an even stronger partner in helping us make this happen." - Jim Dixon, President, Bank of America.com

[724 Solutions Logo]                                               [TANTAU Logo]

BEST IN CLASS PLAYERS DEFINE THE INTERNET INFRASTRUCTURE LANDSCAPE

                                    [Diagram]


[The diagram indicates that the combined company will be a leader in the transactions infrastructure sector of the wireless Internet. The diagram is a large box divided by one vertical line and two horizontal lines into six smaller boxes. The left side of the box is labeled from top to bottom with the captions "Transactions Infrastructure", "Messaging Infrastructure" and "Content Infrastructure". The bottom of the box is labeled from left to right with the captions "Wireline Internet" and "Wireless Internet". The logos of 724 Solutions and TANTAU appear in the top right internal box; the logo of OPENWAVE appears in both middle boxes; and the logo of Inktomi appears in bottom left box.]

[724 Solutions Logo]                                               [TANTAU Logo]

[724 SOLUTIONS LOGO]



                                                              KAREN BASIAN
                                                              CFO, 724 SOLUTIONS







                                                              [TANTAU LOGO]

FINANCIAL HIGHLIGHTS

-    Additive to Historical Revenues and Backlog

-    Target `01 Revenues of $75MM

-    Improved Gross Margins

-    Accelerated Profitability

-    Strong Balance Sheet - > $200MM Cash and Equivalents

[724 Solutions Logo]                                               [TANTAU Logo]

HISTORICAL QUARTERLY REVENUES


                                     [Chart]


[The chart shows the growth of 724 Solutions' quarterly revenues from U.S.$1.2 million in the fourth quarter of 1999, to U.S.$3.1 million in the first quarter of 2000, to U.S.$4.0 million in the second quarter of 2000 and to U.S.$6.1 million in the third quarter of 2000.]

[724 Solutions Logo]                                               [TANTAU Logo]

REVENUE GENERATION


A Typical 724 Solutions Contract                              A Typical TANTAU Contract


License Fees                                                  License Fees
- Per User Per Month/Per Transaction                          - Per User

Application Hosting Services                                  Application Hosting Services
- Per User Per Month                                          - Per User Per Month

Maintenance Fees                                              Maintenance Fees
-  18% of License Fees                                        - 18% of License Fees

Professional Services                                         Professional Services
- Time and Materials                                          - Time and Materials


[724 Solutions Logo]                                               [TANTAU Logo]

BUSINESS MODEL


                                            September 2000                      Target
Revenue
         Product                            57%                                 50%
         Hosting / Maintenance               9%                                 30%
         Service                            34%                                 20%

Gross Margin                                38%                                 60%

S&M                                         59%                                 15%

R&D                                        153%                                 15%

G&A                                         63%                                  5%

Operating Margin(1)                       (238%)                                25%


(1) Excludes Stock-Based Compensation and Amortization of Intangibles

[724 Solutions Logo]                                               [TANTAU Logo]

METRICS FOR SUCCESS


-    OPERATING

     --   License & Hosting Growth / Services Growth

     --   Growth in Footprint and Subscriber Base

-    RELATIONSHIPS / CUSTOMERS

     --   New Customer Wins

     --   Customer Roll-outs

     --   New Industry Verticals

[724 Solutions Logo]                                               [TANTAU Logo]

SUMMARY HIGHLIGHTS


                                            724 Solutions              Combined

Target Revenue `01                          $50MM                      $75MM
Target Gross Margin `01                     43%                        46 - 48%
Target Time to Profitability                Mid `02                    Q1 `02
Headcount                                   487                        652
Footprint (End Users)                       190MM                      270MM


[724 Solutions Logo]                                               [TANTAU Logo]

INTEGRATION MILESTONES


Present                                   Phase I                               Phase II

[There is an arrow running through the above headings in the direction of later phases]


-    Integration Team in Place            - Organization in Place          - Unified Business
                                                                             Processes

-    Formal Integration                   - Combined Product               - Common Support
     Plan                                   Offering                         Infrastructure

-    Combined Product                     - Business Unit                  - Consistent Technology
     Offering Defined                       Objectives Identified            Platform

-    Top 10 Priorities                    - Transition Plans               - First Level Synergies
                                            Documented                       Realized

-    Branding Strategy                    - Interim Reporting


[724 Solutions Logo]                                               [TANTAU Logo]

STRATEGIC RATIONALE

-    Creates Leading Player in Mobile Financial Services

     --  Combined Customer Base Serves More Than 270MM Consumers

-    Expands Addressable Market

-    Accelerates Technology Roadmap

-    Unparalleled Strategic Relationships

-    Completes Global Reach

-    Accelerates Profitability

                             Uniquely Positioned to
                          Monetize the Mobile Internet

[724 Solutions Logo]                                               [TANTAU Logo]

                        "MONETIZING THE MOBILE INTERNET"


[724 Solutions Logo]                                              [TANTAU Logo]




                    The Leader in Secure Mobile Transactions


[724 Solutions Logo]                                               [TANTAU Logo]